UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐             No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call – 1Q15 April 24th, 2015

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Key highlights Pulp market 1Q15 results Commodities prices Cash production cost Indebtedness Net results Free cash flow 4 5 6 Agenda 7 8 9 10 11

Key Highlights 4 Liability Management Gross debt reduction of US$800 million LTM, equivalent to 22%; Net debt of US$2,803 million, the Fibria’s lowest ever level; Financial leverage reduction in US$ to 2.3x. Pulp Market Sales volume of 1.229 million tons in the quarter, 3% higher year-on-year; Pulp sales of 5.346 million tons LTM, equivalent to 101% of the production volume in the period; Higher sales to Europe, representing 46% of the sales mix; 18% increase on global eucalyptus pulp demand (3M15 vs. 3M14). Operational Results 1Q15: Net revenue: R$1,997 million EBITDA: record of R$1,007 million EBITDA margin: record of 50% FCF: R$373 million LTM(*): Net revenue: record of R$7,438 million EBITDA: record of R$3,119 million EBITDA margin: record of 42% FCF: R$1,001 million (*) LTM: Last twelve months.

Pulp Market 5 Shipments of Eucalyptus Pulp (1) Sales Distribution 1Q15 - Fibria (1) Source: PPPC World 20 – March/2015 By region By end-use 3M15 vs. 3M14 Producer Inventories and Operating Rates – Hardwood (1) (1) Source: PPPC World 20 – March/2015 BHKP Schedule Maintenance Downtimes - Brasil (000 t)(1) (1) Source: ABTCP and Fibria 99% 38 days 48% 35% 17% Tissue Printing & Writing Specialties +680 kt +78 kt +114 kt +264 kt +224 kt 18% 23% 7% 32% 23% Total North America Western Europe China Others 46% 17% 26% 11% Europe North America Asia LatAm 0% 30% 60% 90% 20 35 50 65 80 05 06 07 08 09 10 11 12 13 14 15 Inventories (in days) Operating Rate (%) (128) (85) (98) (59) 1Q15 2Q15 3Q15 4Q15

1Q15 Results 6 EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity EBITDA (R$ million) EBITDA Margin Average FX (BRL/USD) Average pulp price - FOEX Europe (USD/t) 10% BRL depreciation = + 20% Ebitda (R$770 million) LTM EBITDA: R$3.1 billion

Commodities prices 7 100 = January 1st, 2012 Low volatility of hardwood pulp price, even though new capacities have come on stream in the period. 172 116 81 51 48 37 Source: Bloomberg 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 Jan-12 Mar-12 May-12 Jul-12 Sep-12 Nov-12 Jan-13 Mar-13 May-13 Jul-13 Sep-13 Nov-13 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 Iron Ore Soy Bean Crude Oil Sugar BHKP (FOEX Europe) Exchange Rate (USD/BRL)

Cash Production Cost (R$/t) – 1Q15 8 LTM inflation (IPCA): 8.1% LTM average FX: 21.5% Management initiatives seeking to maintain the cash cost below inflation. (Utilities: 1Q15: R$25/t  I  4Q14: R$37/t  I  1Q14: R$18/t) + 4.2% Cash Production Cost – Total and Ex-Downtime (R$/t) wood 19

Indebtdeness 9 Net Debt (Million) Gross Debt and Interest Expenses (Million) Net Debt/EBITDA (US$) Debt Amortization Schedule (US$ Million) Average Tenor (months) and Cost of Debt* in US$ (% p.a.) Interest (US$) - 22% Net Debt/EBITDA (R$) TJLP increase to 5.5% p.a. - 40% (*) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. 2.4 2.7 2.9 2.4 2.4 2.3 8,445 8,327 9,352 3,732 3,135 2,915 Mar/14 Dec/14 Mar/15 R$ US$ 6,970 7,549 8,991 3,080 2,842 2,803 Mar/14 Dec/14 Mar/15 R$ US$ 113 545 657 241 205 339 438 623 363 84 19 3 600 Liquidity 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Pre-payment BNDES ECN ACC/ACE Voto IV Bond (cash) (revolver) 58 44 35

Net Results (R$ million) – 1Q15 10 (1) current Excluding the FX impact, the net income would have been R$513 million. (1) Includes non-recurring expenses/non-cash and other financial income/expenses.

Free Cash Flow (1) – LTM 11 R$ million Does not include non-recurring items. FCF/ton: US$ 76

12 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO